EXHIBIT 2.3

      GLOBAL TERM SHEET

        This global term sheet outlines the terms of the agreement by and among Churchill Downs Incorporated or its designee (“Churchill”), Fair Grounds Corporation (the “Debtor”), Ben S. Gravolet (“Gravolet”), Finish Line Management Corp. (“Finish Line”), and Bryan G. Krantz (“Krantz”) to pursue a consensual amended plan of reorganization (“Amended Plan”) in form acceptable to all of the parties in the bankruptcy case styled In re: Fair Grounds Corporation, United States Bankruptcy Court, Case no. 03-16222, Section A and to consummate other agreements related thereto as outlined herein. This global term sheet shall be binding upon the parties hereto upon its execution and be further delineated in definitive documentation that is acceptable to all of the parties hereto. Nonetheless, this global term sheet is contingent upon Churchill and LHBPA reaching an agreement on or before August 31, 2004 at 11:59 p.m. for mutually agreeable terms regarding Churchill’s obligations as the Enabling Transaction Partner under the LHBPA-Debtor Settlement. If Churchill is unable to obtain this agreement with LHBPA by that time, this global term sheet shall be null and void and of no effect unless extended by mutual agreement of the parties hereto.

Fair Grounds:

Purchase Price: $47,000,000.

Closing Date: October 15, 2004. The term “Closing“ shall refer to the closing of all transactions described in this global term sheet on the Closing Date.

Terms and Conditions: The terms and conditions shall be the same as those set forth in the attached Asset Purchase Agreement (“APA”) which has been executed by the Debtor and Churchill.

Assets to be Purchased: All assets owned by the “Debtor” free and clear of all claims, liens, encumbrances and other interests, except for the State Claim, which shall remain with the Debtor and the LHBPA as provided hereinafter, and except for the other Excluded Assets as defined in the APA. Churchill agrees to waive all claims under Chapter 5 of Title 11 of the Bankruptcy Code upon its acquisition of the Debtor’s assets.

        As part of the Amended Plan, the Debtor will be required to share any Net Recovery (as defined in the LHBPA-Debtor Agreement) of the State Claim with the LHBPA in the manner set forth in the LHBPA-Debtor Settlement Agreement and to grant a security interest in the State Claim in favor of LHBPA to secure its obligation to do so.

VSI: At the Closing, Churchill shall assume all obligations of the Debtor and Finish Line to Video Services, Inc. (“VSI”) relating to video poker at the Debtor’s and/or Finish Line’s locations and contracts pertaining thereto. Churchill shall be responsible for consummating an agreement with VSI to acquire its assets or stock at Churchill’s sole cost and expense. Churchill covenants and agrees that it shall waive any rejection claim or other claims that VSI has against the Debtor or Finish Line arising from its agreements with the Debtor and Finish Line and will obtain from VSI and VSI’s shareholders a release of the Debtor, Finish Line, Mr. and Mrs. Krantz, Family Racing Venture, L.L.C. (“Family Racing”), Gentilly Gaming, and all other legal entities owned or controlled by any of the foregoing, together with their respective officers, directors, managers, employees, members, shareholders, attorneys, agents and representatives, of all claims, damages, causes of action, etc. relating to video poker at the Debtor’s and/or Finish Line’s locations and contracts pertaining thereto, which release shall be delivered to the Debtor, Finish Line and Krantz.

DIP Loan: The terms and conditions shall be the same as those set forth in the letter from David Waguespack to Jan Hayden dated July 20, 2004 except that the amount of the DIP loan shall be $3,500,000, no origination fee shall be charged, and an emergency motion for use of the DIP loan shall be filed.

Optional Contractual Arrangement for Licensing Purposes: Churchill shall be entitled, at its sole option, to require that the Debtor maintain its corporate existence on and after the Closing and enter into a lease, management agreement, or other contract for no consideration paid to the Debtor other than that stated in the APA, that would allow the continued operation of the Debtor’s racing, video poker and other businesses until Churchill is licensed to conduct such businesses. Any such arrangement shall comply with all state and federal gaming laws and state racing laws, and shall be at Churchill’s sole cost and expense.

Expense Reimbursement: At the Closing, Churchill shall waive its $250,000 expense reimbursement claim.

Gravolet Claim:

Gravolet’s claims against the Debtor which were asserted or which could have been asserted in (i) Ben S. Gravolet v. Fair Grounds Corporation, No. 2000-17002, Civil District Court for the Parish of Orleans, State of Louisiana, (ii) Proof of Claim No. 115, an unsecured claim in the amount of $1,679,705.00 plus judicial interest and attorneys fees filed on 7/15/04, and (iii) Proof of Claim No. 3, a secured claim in the amount of $7,548.28 filed on 8/27/03 shall be fully and finally compromised, settled and allowed in the amount of $2,000,000 which shall be paid by the Debtor on October 15, 2004 from the Purchase Price paid to the Debtor.

Claim of Louisiana Horsemen’s Benevolent and Protective Association 1993, Inc. (“HBPA”):

The Debtor shall comply with the terms of the Settlement Agreement Between Fair Grounds Corporation And Louisiana Horsemen’s Benevolent And Protective Association 1993, Inc. of August 6, 2004 (“Settlement Agreement”) or the Settlement Agreement as modified in writing by the HBPA and the Debtor. The Debtor shall not file the Amended Plan contemplated herein unless the HBPA consents to and authorizes such Amended Plan. The Amended Plan shall guarantee the payment to the HBPA of twenty-five million ($25,000,000) dollars from the Purchase Price on or before October 15, 2004 and the Debtor shall pay the HBPA all other consideration required to be paid by the Debtor in the Settlement Agreement. In addition, the Plan shall recognize and provide to HBPA the terms of any agreement by and between HBPA and Churchill under which Churchill assumes certain obligations of the Enabling Transaction Partner under the Settlement Agreement as may be mutually agreed to by HBPA and Churchill. Nothing herein shall be construed as obligating Churchill to enter into an agreement with HBPA to assume certain obligations of the Enabling Transaction Partner under the Settlement Agreement. If such an agreement is not reached by August 31, 2004 or such later date as may be mutually agreed to by the parties hereto, this global term sheet shall be null and void and of no force and effect whatsoever. The Debtor will also pay the HBPA proof of claim #105 like all other undisputed unsecured claims.

Finish Line:

Purchase Price: $2.2 million plus amount of the secured debt on Kenner OTB that is owed to First Bank which is not to exceed $4,500,000.

Assets to be Purchased: All assets owned by Finish Line, including the Kenner OTB facility, free and clear of all claims, liens, encumbrances and other interests, excluding (1) all Fair Grounds stock, (2) any operations currently designated on Finish Lines’ internal accounting records as unallocated, (3) the assets listed on the balance sheet as (i) due from MGK in the amount of $100,000, (ii) officer advances (loans) in the amount of $25,000, (iii) due from Gabriel in the amount of $1,465.42, (iv) employee advances (loans) in the amount of $344.68, (v) due from employees in the amount of $5,267.28, (vi) deferred tax – current in the amount of $73,500, (vii) deferred tax – non-current in the amount of $186,300, and (4) any other assets designated by Churchill in its sole discretion. In addition, the remaining cash of Finish Line will be used to establish an escrow account to pay preclosing ordinary trade expenses of Finish Line with the balance of such account paid to Churchill within 90 days of closing. The transaction shall not include the vacant lot on the opposite side of the street used for overflow parking

Pre-closing payments: Prior to closing, Finish Line shall use its cash to pay its liabilities except for claims owed by Finish Line to Mr. Krantz or any person related directly or indirectly to Mr. Krantz. This provision shall not be construed as obligating Churchill to pay any debt or liability of Finish Line.

Debt Assumption: Churchill will assume no debt or liabilities of Finish Line.

Forgiveness of Debt: Upon acquiring the receivable due from Finish Line to the Debtor (“Finish Line Receivable”), Churchill shall forgive the Finish Line Receivable, the current balance of which Finish Line represents to be approximately $4,100,000, up to a maximum amount of $4,500,000. In addition, upon acquiring any claim by Finish Line against the Debtor, Churchill shall waive any such claim against the Debtor and, upon acquiring any claim by the Debtor against Finish Line, Churchill shall waive any such claim against Finish Line.

Houma Lease: Churchill shall agree to lease from Family Racing on a triple net basis the real property and improvements currently used as the Houma OTB for a term of not less than five (5) years at a monthly rent of $5,000.00 per month plus an annual CPI adjustment after the second year. The property to be leased shall consist of the existing Houma OTB building and a reasonable non-exclusive parking area adjacent to the building, but will not include the second building site and a non-exclusive parking area adjacent thereto.

Necessary Documentation: Subject to the execution of definitive and mutually satisfactory legal documentation for the transaction, including without limitation a definitive asset purchase agreement for the assets to be purchased which is acceptable to Churchill and Finish Line which shall contain usual and customary terms, indemnities, representations and warranties, suitable escrows to insure such representations and warranties, and include conditions to closing such as completion of Churchill’s remaining Finish Line due diligence and Churchill’s acquiring the Fair Grounds’ assets pursuant to the APA.

Closing Date: At the Closing.

Optional Contractual Arrangement for Licensing Purposes: Churchill shall be entitled, at its sole option, to require that Finish Line maintain its corporate existence on and after the Closing and enter into a lease, management agreement, or other contract for no consideration paid to Finish Line other than that stated herein, that would allow the continued operation of Finish Line’s video poker and other businesses until Churchill is licensed to conduct such businesses. Any such arrangement shall comply with all state and federal gaming laws and state racing laws, and shall be at Churchill’s sole cost and expense.

Krantz:

        At the Closing, Churchill shall enter into a contractual arrangement with Krantz which shall include the following key terms:

Titles: Bryan G. Krantz, Chairperson, Fair Grounds Race Course

Scope of Responsibilities: To be determined and defined in a consulting agreement to be executed at the Closing.

Term: Three (3) years.

Bonus: $300,000, $100,000 of which is payable upon confirmation of the Amended Plan and the balance (up to $300,000 if the $100,000 installment is not paid for any reason) payable at the Closing.

Total Annual Consideration: In the event the Closing occurs, the additional annual compensation to Krantz shall be as follows: $400,000 per year payable semi-monthly plus Churchill will agree to pay premiums for hospitalization insurance for Krantz and his family in an amount not to exceed $10,000 annually.

Releases: At the Closing, Churchill shall grant the Debtor, Finish Line, Mr. and Mrs. Krantz, Family Racing, Gentilly Gaming, and all other legal entities owned or controlled by any of the foregoing (collectively, the “Krantz Interests”), together with their respective officers, directors, managers, employees, members, shareholders, attorneys, agents and representatives (collectively with the Krantz Interests, the “Released Parties”) a general release, releasing, remising and discharging all claims which Churchill has or may have against any of the Released Parties, including but not limited to claims acquired by Churchill, except for claims for breach of this term sheet, the definitive documentation further evidencing this term sheet, or to the extent that the Finish Line receivable owed to the Debtor exceeds $4,500,000.

In furtherance of this global agreement, the Debtor, Finish Line, Continental Advertising, Family Racing, Gentilly Gaming, F.G. Staffing Services, Inc., Fair Grounds International Ventures, Inc., the Krantz Interests and Krantz agree to waive and release and obtain full waivers and releases from the

Debtor, Finish Line, the Krantz Interests, and any of their affiliates, Vicki Krantz, James Alexander, Firal Ryder, and the Chehardy Law Firm and any officer, director, member or employee thereof of any and all claims that these persons may have against Churchill, together with its respective officers, directors, managers, employees, members, shareholders, attorneys, agents and representatives and the LHBPA together with its respective officers, directors, managers, employees, members, shareholders, attorneys, agents and representatives and any horsemen entitled to receive any portion of the amount paid to the LHBPA stated herein. The Debtor, Finish Line, Continental Advertising, Family Racing, Gentilly Gaming, F.G. Staffing Services, Inc., Fair Grounds International Ventures, Inc., and the Krantz Interests shall provide such releases in form acceptable to LHBPA by October 1, 2004; Krantz shall provide such other releases in form acceptable to LHBPA by October 15, 2004.

        Both the Finish Line Proposal and the Krantz Proposal will be subject to and conditioned upon the confirmation of the Amended Plan by final and nonappealable order on or before October 1, 2004 and occurrence of the Closing under the APA on or before October 15, 2004.

        All parties hereto acknowledge that this is an all or nothing agreement and that the obligations of the respective parties hereto are expressly conditioned upon the consummation of all of the transactions described herein at the Closing.

SIGNATURES ON FOLLOWING PAGE

The foregoing terms and conditions are approved and accepted.

FAIR GROUNDS CORPORATION By: /s/ Bryan G. Krantz Title: Bryan G. Krantz President

CHURCHILL DOWNS INCORPORATED By: /s/ Michael E. Miller Michael E. Miller Exectuvie Vice President & Chief Financial Officer

/s/ Bryan G. Krantz
         Bryan G. Krantz, Individually and on
         Behalf of Continential Advertising,
         F.G. Staffing Services, Inc., Fair
         Grounds International Ventures, Inc.,
         Family Racing Venture, L.L.C.
         Gentilly Gaming, L.L.C., and the
Krantz Interests

FINISH LINE MANAGEMENT CORP. By: /s/ Bryan G. Krantz Title: Bryan G. Krantz President /s/ Ben S. Gravolet Ben S. Gravolet